Jack Donnelly
United Stock Transfer Corp.
13275 East Fremont Place
Suite 302
Englewood, Colorado 80112-3917

                                                                      18 June 98


Dear Jack,


    In a duly called Powerhouse Board of Directors meeting on January 14, 1998 the following resolution was passed.

     "RESOLVED THAT in recognition of Sam Leung's efforts and dedication in the preservation of the Company's assets in China for the past two years and in securing the various investments and loans from Cantrust (Far East) Limited of Hong Kong, Sam Leung be guaranteed 15,000,000 bonus shares of US $0.0l each and the option to purchase 35,00O,0OO common shares of US $0.01 each of the Company by payment at par value. Such right and option must be exercised during the period from the first day of the second year from today and the last day of the fourth year from today".


Therefore, this letter is authorization for United Stock Transfer Corp. to issue 15,000,000 (15 million) common shares to the following:


                                    Sam Leung
                                    Unit B
                                    l1/F Dragon Heart Court
                                    No.11 Dragon Terrace
                                    Hong Kong

Kindly  deliver  the above  referenced  shares to myself for  forwarding  to Mr.
Leung.


In addition, please change Mr. Leung's address of record on the transfer books to reflect Mr. Leung's new address for his previously issued shares.

Please let me know if you need anything further,



Sincerely,

/s/ Dennis Dowd
----------------------------
Dennis Dowd